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                                                                   EXHIBIT 4.3.1

                             SUPPLEMENTAL INDENTURE

                  This Supplemental Indenture, dated as of December 2, 2003, by and among Simmons Company, a Delaware corporation (the "Company") and SunTrust Bank (successor to SunTrust Bank, Atlanta), as trustee under the Indenture referred to below (the "Trustee").

                                   WITNESETH

                  WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture (the "Indenture"), dated as of March 16, 1999 providing for the issuance of an aggregate principal amount of up to $200 million of 10-1/4% Senior Subordinated Notes due 2009 (the "Notes"), as amended and supplemented by the supplemental indentures dated as of December 28, 2001, February 28, 2003 and June 15, 2003;

                  WHEREAS, the Company desires to execute and deliver an amendment to the Indenture for the purposes of eliminating and amending certain of the principal restrictive covenants and certain other provisions contained in the Indenture and the Notes;

                  WHEREAS, THL Bedding Company, a Delaware corporation (the "Purchaser") has caused to be delivered to the Holders of the Notes an Offer to Purchase and Consent Solicitation Statement, dated November 18, 2003 (as the same may be amended from time to time, the "Statement") and the related Consent and Letter of Transmittal, pursuant to which the Purchaser has (i) offered to purchase for cash any and all of the outstanding Notes (such offer on the terms set forth in the Statement and such Consent and Letter of Transmittal, the "Offer") and (ii) solicited consents to the adoption of amendments to the Indenture, as further described herein;

                  WHEREAS, pursuant to Section 9.02 of the Indenture, the Company and the Trustee may amend or supplement the Indenture or the Notes in respect of the matters described in the Statement with the written consent of the Holders of at least a majority in principal amount of the Notes (the "Requisite Holders");

                  WHEREAS, the Purchaser has received the written consents of the Requisite Holders to the amendments to the Indenture set forth in this Supplemental Indenture;

                  WHEREAS, the Company and the Trustee desire to enter into, execute and deliver this Supplemental Indenture in compliance with the provisions of the Indenture; and

                  WHEREAS, all other conditions and requirements necessary to make this Supplemental Indenture a valid and binding instrument in accordance with its terms and the terms of the Indenture have been satisfied;

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                  NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

                  1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

                  2. Amendment of Certain Provisions of the Indenture. The Indenture is hereby amended to provide that, effective upon the Operative Time (as defined in Section 4 of this Supplemental Indenture):

                  2.1 Elimination of Definitions. Each definition set forth in
         Section 1.01 of the Indenture of any capitalized term that (i) is not used in any provision of the Indenture other than the provisions listed in Section 2.2 below (such definitions, collectively, the "Exclusive Definitions"), and/or (ii) is not used in any provision of the Indenture other than in the Exclusive Definitions, is deleted in its entirety.

                  2.2 Elimination of Provisions. The text of and introductory heading to each Section of the Indenture listed below (excluding the Section number at the beginning of each such Section) are deleted in their entirety and the phrase "[Intentionally Omitted]" is inserted in substitution therefor, and all references to such Sections are deleted in their entirety:

                  (i)      Section 4.03 (entitled "Reports");

                  (ii)     Section 4.07 (entitled "Restricted Payments");

                  (iii) Section 4.08 (entitled "Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries")

                  (iv) Section 4.09 (entitled "Incurrence of Indebtedness and Issuance of Preferred Stock");

                  (v)      Section 4.10 (entitled "Asset Sales");

                  (vi)     Section 4.11 (entitled "Transactions with
Affiliates");

                  (vii)    Section 4.12 (entitled "Liens");

                  (viii)   Section 4.13 (entitled "Conduct of Business");

                  (ix) Section 4.15 (entitled "Offer to Repurchase upon Change of Control");

                  (x)      Section 4.16 (entitled "No Senior Subordinated
Debt");

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                  (xi)     Section 4.17 (entitled "Limitation on Issuances of
Guarantees of Indebtedness"); and

                  (xii) Section 4.18 (entitled "Designation of Restricted and Unrestricted Subsidiaries");

                  2.3 Amendment to Article Five. The text of Section 5.01 (entitled "Merger, Consolidation, or Sale of Assets"), excluding the Section number and introductory heading at the beginning of such Section, is amended in its entirety to read as follows:

                  "The Company shall not, directly or indirectly (1) consolidate or merge with or into (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person, unless either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; The provisions of this covenant shall not be applicable to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of the Restricted Subsidiaries."

                  2.4 Amendment to Article Six. The text of Section 6.01 (entitled "Events of Default"), excluding the Section number and introductory heading at the beginning of such Section, is amended in its entirety to read as follows:

                  "An "Event of Default" occurs if:

                  (a) the Company defaults in the payment when due of interest on, or Liquidated Damages with respect to, the Notes and such default continues for a period of 30 days, whether or not prohibited by the subordination provisions of this Indenture;

                  (b) the Company defaults in the payment when due of principal of or premium, if any, on the Notes when the same becomes due and payable at maturity, upon redemption (including in connection with an offer to purchase) or otherwise, whether or not prohibited by the subordination provisions of this Indenture;

                  (c) [Intentionally Omitted];

                  (d) the Company or any of its Subsidiaries fails to comply with any of its other agreements in this Indenture or the Notes for 60 days after written notice is given to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes, including Additional Notes, if any voting as a single class then outstanding of such default and the continuance of such failure for a period of 60 days after the receipt by the Company of written notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding of such default;

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                  (e) [Intentionally Omitted];

                  (f) [Intentionally Omitted];

                  (g) The Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary pursuant to or within the meaning of the Bankruptcy Law:

                           (i)      commences a voluntary case; or

                           (ii) consents to entry of an order for relief against it in an involuntary case; or

                           (iii) consents to the appointment of a custodian of
                  it or for all or substantially all of its property; or

                           (iv) makes a general assignment for the benefit of its creditors; or

                           (v) generally is not paying its debts as they become due; or

                  (h) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

                           (i) is for relief against the Company or any of its
                  Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary in an involuntary case;

                           (ii) appoints a custodian of the Company or any of
                  its Significant Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company, any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; or

                           (iii) orders the liquidation of the Company or any of
                  its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; and the order or decree remains unstayed and in effect for 60 consecutive days; or

                  (j) except as permitted by this Indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under such Guarantor's Note Guarantee."

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                  3. Ratification of Indenture; Supplemental Indenture Part of
Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed by the parties hereto and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby and thereby.

                  4. Operative Time. Notwithstanding the execution of this Supplemental Indenture on the date hereof, the amendments set forth in Section 2 of this Supplemental Indenture shall not amend the Indenture and become operative unless and until the Purchaser accepts for purchase all of the outstanding Notes validly tendered for purchase pursuant to the Offer and a majority in principal amount of the outstanding Notes tendered as of the date hereof have not been withdrawn (the date and the time of such acceptance being referred to herein as the "Operative Time"). At the Operative Time, the amendments to the Indenture effected hereby shall be deemed fully operative without any further notice or action on the part of the Company, the Trustee, the Purchaser, Holder or any other Person. In the event that the Holders of a majority of the outstanding Notes have withdrawn their written consents to this Supplemental Indenture as provided in the Offer or the Offer is terminated or withdrawn, or any condition of the Offer and the consent solicitation is not satisfied or waived by the Purchaser, this Supplemental Indenture shall be null and void.

                  5. NEW YORK LAW TO GOVERN. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

                  6. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

                  7. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

                  8. Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

                  9. Trust Indenture Act Controls. If any provision of this Supplemental Indenture limits, qualifies or conflicts with another provision which is required to be included in this Supplemental Indenture by the Trust Indenture Act of 1939, as amended, the required provision shall control.

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                  10. Separability. In case any provision in this Supplemental
Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

                            [signature page follows]

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                  IN WITNESS WHEREOF, the parties hereto have caused this
Supplemental Indenture to be duly executed and attested, all as of the date first above written.

                                  COMPANY:

                                  SIMMONS COMPANY

                                  /s/ William S. Creekmuir
                                  Name: William S. Creekmuir
                                  Title: Executive Vice President and Chief
                                  Financial Officer

                                  TRUSTEE:

                                  SUNTRUST BANK

                                  /s/ Muriel Shaw
                                  Name: Muriel Shaw
                                  Title:

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